06008866

UNITEDSTATES
RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wulff, Hansen & Co., ~~Inc.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

351 California Street, Suite 1000
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Charles (415) 421-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer LLP
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 1300, San Francisco, CA 94108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Chris Charles ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wulff, Hansen & Co., Inc., as of December 31, 2005, are true and correct. I further ~~swear (or~~ affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

G. I. MARANIA
COMM. #1631950
Notary Public - California
Contra Costa County
My Comm. Expires Dec. 20, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WULFF, HANSEN & CO., INC.

CONTENTS

BPM®
BURR, PILGER & MAYER LLP
Accounting ■ Consulting ■ Wealth Management

The Board of Directors
Wulff, Hansen & Co., Inc.:

We have audited the accompanying statements of financial condition of Wulff, Hansen & Co., Inc. (the Company) as of December 31, 2005 and 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wulff, Hansen & Co., Inc. at December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

Burr, Pilger & Mayer, LLP

Burr, Pilger & Mayer LLP
San Francisco, California
February 6, 2006

WULFF, HANSEN & CO., INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS	2005	2004
Cash and cash equivalents	$ 1,283,492	$ 770,253
Cash segregated for the exclusive benefit of customers	365,000	1,447,000
Deposits with clearing organizations and others, held in cash	35,208	40,174
Securities owned	1,667,845	1,838,782
Receivable from customers and dealers	447,540	1,029,069
Prepaid expenses	54,136	53,024
Other receivables	17,466	28,557
Income tax receivable	155,469	4,046
Deferred tax asset	10,000	46,000
Investments	3,300	9,570
Furniture and equipment, net of accumulated depreciation of $107,331 and $92,819 in 2005 and 2004, respectively	3,912	18,424
Leasehold improvements, net of accumulated amortization of $51,028 and $10,205 in 2005 and 2004, respectively	153,085	193,908
Other assets	11,100	11,100
Total assets	$ 4,207,553	$ 5,489,907

LIABILITIES AND STOCKHOLDERS' EQUITY	2005	2004
Liabilities:		
Accounts payable and accrued liabilities	$ 226,428	$ 383,989
Payable to broker/dealers	65,526	946,191
Payable to customers	1,381,891	1,295,267
Payable to non customers	11,254	122,568
Deferred rent	115,500	23,100
Subordinated note payable	-	297,878
Total liabilities	1,800,599	3,068,993
Commitments:		
Stockholders' equity:		
Preferred stock, 6% cumulative; par value $100 per share; authorized 4,000 shares; none issued	-	-
Common stock; no par value, authorized 20,000 shares; issued and outstanding 392 shares and 402 shares in 2005 and 2004, respectively	242,328	242,328
Retained earnings	2,164,626	2,178,586
Total stockholders' equity	2,406,954	2,420,914
Total liabilities and stockholders' equity	$ 4,207,553	$ 5,489,907

The accompanying notes are an integral part of these financial statements.

WULFF, HANSEN & CO., INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

for the year ended December 31, 2005

	Total
Balances, January 1, 2005	$ 297,878
Payments made	(297,878)
Balance, December 31, 2005	$ -

This schedule is part of the annual filing of the audited financial statements pursuant to U. S. Securities and

The accompanying notes are an integral part of these financial statements.

WULFF, HANSEN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization

Wulff, Hansen & Co., Inc. (the Company) was incorporated in December 1931, and is engaged in the investment securities business. In the course of its business, the company holds securities for the benefit of customers. The Company is a clearing broker and does not maintain any margin accounts. The company operates primarily in California and the majority of sales are within the municipal bond, stock, and mutual fund markets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash consists of cash in the bank and certain amounts of cash segregated for the exclusive benefit of customers. The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash investments with high-credit quality financial institutions.

Securities Owned

Securities owned are composed of primarily municipal government obligations that are bought and held principally for the purpose of selling them in the near term. They are reported at fair market value with unrealized gains and losses included in revenue.

Investments

Investments are composed of mutual investment fund that invests primarily in U.S. Treasury Notes and stock in the Nasdaq system. The mutual investment fund and the stock in the Nasdaq system are reported at fair market value with unrealized gains and losses included in revenue.

Furniture and Equipment

Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Leasehold Improvements

Leasehold improvements are recorded at cost and amortized over the shorter of their estimated useful lives or the terms of the applicable lease.

Continued

1. **Summary of Significant Accounting Policies**, continued

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Revenue Recognition

The Company records commission income on a trade-date basis. Investment advisory fees are recorded as revenue in the period in which the related services are performed in accordance with the applicable agreements.

Use of Estimates

Accounting principles generally accepted in the United States of America require management to make assumptions in estimates that affect the amount reported in the financial statements for assets, liabilities, revenues, and expenses. In addition, assumptions and estimates are used to determine disclosure for contingencies, commitments, and other matters discussed in the notes to the financial statements. Actual results could differ from those estimates.

2. **Cash and Cash Equivalents**

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At 2005 and 2004, the Company's uninsured cash balances totaled $2,297,097 and $2,349,505, respectively.

3. **Cash Segregated for the Exclusive Benefit of Customers**

Securities and Exchange Commission Rule 15c3-3 requires brokers and dealers to maintain a special reserve bank account for the exclusive benefit of its customers.

4. **Investments**

Investments are recorded at fair value. Investments at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Stock in the Nasdaq system	$3,300	$6,557
Alliance U.S. Treasury Reserve Fund	-	3,013
	$3,300	$9,570

Continued

5. Receivable from Customers and Payable to Customers

Receivable from customers and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

6. Payable to Broker/Dealers

Payable to broker/dealers represents fees payable to clearing organizations for the execution of trades, various interest and dividend claims outstanding, and securities failed to receive.

7. Subordinated Note Payable

This is a five-year note payable to the family of a former stockholder. This is unsecured with an interest rate of 8.5%. Quarterly interest-only payments beginning September 30, 2002 and annual principal payments of no less than $119,151 are payable beginning on June 30, 2003. The total payments during 2005 and 2004 were $297,878 and $148,938, respectively. The outstanding balance as of December 31, 2004 was $297,878. This note was paid back in full during the year ended December 31, 2005.

8. Income Taxes

The provision for income taxes is composed of current and deferred components. The current component represents the amount of federal and state income taxes that are currently reportable to the respective tax authorities, and is measured by applying statutory rates to the Company's taxable income as reported in its income tax returns.

The provision for income taxes is composed of the following components:

	2005	2004
Current tax (benefit) expense:		
Federal	$(26,576)	$193,810
State	1,664	68,704
	(24,912)	262,514
Deferred tax (benefit) liability:		-
Federal	37,000	(25,000)
State	(1,000)	(6,000)
	36,000	(31,000)
Provision for income taxes	$11,088	$231,514

Deferred income taxes are provided for the temporary differences between carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are primarily attributable to the use of different depreciation methods for book and tax reporting that, due to income tax laws and regulations, become taxable or deductible in different fiscal years than their corresponding treatment for financial reporting purposes.

Continued

8. **Income Taxes**, continued

The temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification (i.e., current or noncurrent) of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

At December 31, 2005 and 2004, respectively, the net deferred assets (liabilities) consist of the following components:

	2005	2004
Deferred income tax asset:		
Federal	$ 21,000	$48,000
State	7,000	6,000
	28,000	54,000
Deferred income tax liability-federal	(18,000)	(8,000)
Net deferred income tax	$ 10,000	$46,000

There were no valuation allowance for the years ended December 31, 2005 and 2004. The differences between the statutory federal income tax rate on the Company's income before provision for income taxes and the effective tax rate for the years ended December 31, 2005 and 2004 primarily results from changes in the surtax exemptions, permanent differences and net operating losses. The Company has federal a net operating loss of approximately $75,000 for the year ended December 31, 2005 and will carry it back to the previous year. This will result in a refund of approximately $26,000 and is included in the federal tax benefit for the year ended December 31, 2005.

9. **Retirement Plans**

During 2003, the Company established a 401(k) and Profit Sharing Plan for certain full-time employees. The Plan meets the requirements of Section 401(k) of the Internal Revenue Code and allows employees to elect to contribute a portion of their earnings to the Plan. In addition, the Company may make discretionary contributions to the Plan. The total discretionary contributions for the year ended December 31, 2005 and 2004 were $12,559 and $64,498, respectively.

10. **Commitments**

Other than the subordinated note payable (see Note 6), the Company has no liabilities subordinated to claims of general creditors at December 31, 2005 and 2004.

Continued

10. **Commitments**, continued

Operating Leases

The Company leased real property under an operating lease agreement extending through July 2008. This agreement was terminated in May 2004, effective October 2004. The Company entered into a new lease agreement affective October 1, 2004. The lease expires on September 30, 2009 and offers an extension option of five years. The Company entered into a month-to-month lease for an office site in Reno, Nevada. Occupancy expense for the years ended December 31, 2005 and 2004 was $78,540 and $96,161, respectively.

The future minimum lease payments for operating leases at December 31, 2005 are as follows:

Year ending December 31:	Cash	Expense	Deferral
2006	$ 99,000	92,400	6,600
2007	132,000	92,400	39,600
2008	132,000	92,400	39,600
2009	99,000	69,300	29,700
	$462,000	$346,500	$115,500

Line of Credit

The Company has a line of credit with a bank collateralized by investments, whereby the aggregate outstanding borrowings cannot exceed $1,000,000 and has interest payable at the bank reference rate. The line of credit agreement requires collateral of $1,000,000 to secure this line of credit. However, at December 31, 2005 and 2004, there were no outstanding advances under the line of credit.

From time to time the Company also employs a renewable daylight loan facility which is required to be secured by the unsold bonds of a specific underwriting.

11. **Stockholders' Equity**

During the year ended December 31, 2005 the Company repurchased 10 shares of common stock from a stockholder's in exchange for cash of $60,222. During the year ended December 31, 2004 the Company repurchased 40 shares of common stock from a stockholder in exchange for cash of $187,125.

12. **Off-Balance-Sheet Risk**

In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash or delivery-versus-payment basis. Securities transactions are subject to the risk of counter-party or customer non-performance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

Continued

12. **Off-Balance-Sheet Risk,** continued

The Company also has contractual commitments arising in the ordinary course of business for bank loans, stock loans, securities sold but not yet purchased, repurchase agreements and securities transactions on a when-issued basis. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of the contract amount. There were no off-balance sheet commitments connected with the above described transactions at December 31, 2005.

13. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $1,855,268, which was $1,605,268 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.97 to 1.

ADDITIONAL REPORT

BPM®
BURR, PILGER & MAYER LLP
Accounting ■ Consulting ■ Wealth Management

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Wulff, Hansen & Co., Inc.:

In planning and performing our audits of the financial statements of Wulff, Hansen & Co., Inc. (the Company), for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

600 CALIFORNIA STREET, SUITE 1300 ■ SAN FRANCISCO, CA 94108 ■ TEL: 415 421-5757 ■ FAX: 415 288-6288 ■ WWW.BPMLLP.COM

A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr, Pilger & Mayer, LLP

Burr, Pilger & Mayer LLP
San Francisco, California
February 6, 2006